October 28, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Todd K. Schiffman

Re:          Blue Valley Ban Corp (the “Company”)
Confidential Draft Registration Statement on Form S-1
Submitted September 11, 2013
File No. 377-00313

To the Commission:

On September 11, 2013, the Company submitted a confidential draft registration statement on Form S-1 (the “Registration Statement”).  The Company received comments on the filing from Mr. Todd K. Schiffman of the staff the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Company’s response to those comments.  The Company has simultaneously filed via edgar an amended Registration Statement to respond to the comments and update certain disclosure.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.

Form S-1

General

1.	Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Response:  The Company is aware of the updating requirements of Rule 3-12 of Regulation S-X and would like to have the registration statement declared effective prior to the date on which updating would be required.  The Company has provided an updated consent.

2.	Comment: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:
•	disclose that you are an emerging growth company;
•	describe how and when a company may lose emerging growth company status;
•
briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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•	state your election under Section 107(b) of the JOBS Act:
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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The disclosure has been revised as requested.  Neither the Company, nor anyone authorized by the Company, presented any information to potential investors in reliance on Section 5(d) of the Securities Act.  There have been no research reports about the Company published or distributed by any broker or dealer participating in the offering.

Cautionary Note Regarding Forward-looking Statements, page i

3.	Comment: Since you are not currently a reporting company, you cannot rely on Sections 27A or 21E. Please remove such references.

Response:  The referenced disclosure has been removed.

Prospectus Summary, page 1
The Company, page 1

4.	Comment: Please revise as follows:
•	revise the first paragraph to disclose that you are an Emerging Growth Company and summarize the consequences;
•	history of losses to common shareholders since 2008 and your dividends and accretion on preferred stock;
•	drop in book value from $19.97 at December 31, 2008 to only $5.42 at June 30, 2013;

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•	from 2009 until 2013 you were subject to a “Written Agreement” with Federal Reserve Bank which in 2013 was replaced by a Memorandum of Understanding with the Federal Reserve;
•
you received an investment of $21.75 million from the Department of Treasury as part of the TARP program and you have not repurchased the Preferred Stock issued to the Treasury and disclose the material restrictions on you;

•
since 2009, at the request of the Federal Reserve, you have failed to pay eighteen quarterly dividend payments on your Preferred Stock to the Treasury and state your aggregate amount owed in dividends and interest; and

•
since 2009, at the request of the Federal Reserve, you have failed to pay eighteen quarterly dividend payments on Trust Preferred securities and state your aggregate amount owed in dividends, interest and any penalties and disclose the material consequences of the deferral.

Response:  The disclosure has been revised as requested.

Risk Factors, page 5
Risks Related to Blue Valley, page 7

5.	Comment: Please add separate risk factors to address the following risks:
•	risks to you after December 5, 2013 when the interest rate on the Perpetual Preferred Stock increases from 5% to 9%; and
•
risks if you do not raise the full amount and are unable to pay the amounts owed to holders of your debt and Perpetual Preferred Stock and how this may affect any potential auction of the Perpetual stock.

Response:  The Company has revised the risk factor entitled “We are not paying dividends on our common stock and are deferring distributions on our preferred stock, and are otherwise restricted from paying cash dividends on our common stock. The failure to resume paying dividends and distributions may adversely affect us and has provided board appointment rights to the holders of our preferred stock” to include the requested disclosure.

6.	Comment: Please revise your third risk factor to describe the actual risk to you from increases in interest rates in terms of the amount and percentage of your loan portfolio that is adjustable.

Response:  The disclosure has been revised as requested.

The Company, page 17
Our Market Area, page 17

7.	Comment: As required by Item 101(c)(1)(x) disclose you have less than a 1% share of the deposits within the Kansas City MSA.

Response:  The disclosure has been revised as requested.

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Lending Activities, page 18

8.
Comment:  You disclose on page 20 that the terms of your residential real estate loans typically include monthly payments based on a 15 to 30 year amortization with 3 to 7 year balloon payments, and they accrue interest at a fixed or variable rate.  Please tell us why you prefer to underwrite residential real estate loans with balloon payments since you disclose that your residential loans typically have 3 to 7 year balloon payments.

Please quantify the amount of residential real estate loans in your portfolio with 3 to 7 year balloon payments.  Please also disclose how you manage credit risks associated with residential real estate loans with balloon payments.

Response:  For the information of the Commission, the Company prefers to underwrite residential real estate loans with balloon payments in an attempt to mitigate interest rate risk.  This has been added to the disclosure regarding lending activities. The Company has disclosed that as of June 30, 2013, $46.6 million, or 11.42%, of its loan portfolio consisted of residential mortgage loans and that the terms of these loans typically include balloon payments.  In addition, the Company believes it has adequately disclosed how it manages credit risks associated with residential real estate loan in the last two paragraphs under the heading “Lending Activities.”

Dividends, page 38

9.	Comment: Please revise to more clearly identify the various current restrictions on your ability to pay dividends.

Response:  The disclosure has been revised as requested.

Management’s Discussion and Analysis, page 47
Overview, page 48

10.
Comment:  Please revise the last sentence of the second paragraph (and elsewhere such as the third paragraph on page 49) in which you claim a profit of $395,000 to clarify that after deducting the dividends and accretion on Perpetual Preferred Stock the net loss available to shareholders was $149,000.

Response:  The disclosure has been revised as requested.

11.
Comment:  As required by Item 303(a) and Release No. 33-8350, please revise to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the following:

•	even of you sell all of the shares in this offering and pay the accrued dividends and interest you still will have to serve the debt; and

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•	effects of the recent increases in interest rates and anticipated effects of further increases on your loan portfolio, your debt and your ability to originate new loans.

Response:  The disclosure has been revised as requested.

Note 4 –  Loans and Allowance for Loan Losses, page F-15

12.	Comment: Please revise the two tables that present your credit risk profile at December 31, 2012 that have different amounts since presumably only one of these tables is correct.

Response: The disclosure has been revised as requested.

Report of Independent Registered Public Accounting Firm, page F-33

13.	Comment: Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Response: The signed and dated audit report has been included in the amended filing.

Notes to Consolidated Financial Statements December 31, 2012, 2011 and 2010

Note 12:  Income Taxes, page F-62

14.
Comment:  We note you have recorded a partial allowance for your deferred tax asset at December 31, 2012 and June 30, 2013 and have released a portion of the valuation allowance during fiscal 2012 and in the interim period of June 30, 2013.  Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2012 and June 30, 2013.   Please make sure to address the following in your response:

•
We note that you have recognized significant cumulative losses from continuing operations during the fiscal 2008-2011 periods, and only minor income from taxes during 2012 and the 6-months ended June 30, 2013.  In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30).  Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income.  Please provide us with specific evidence to support the realizability of the net deferred tax asset at June 30, 2013 and December 31, 2012.

Response: As of June 30, 2013, the Company and its subsidiary, Bank of Blue Valley (“the Bank”), had a consolidated deferred tax asset, net of valuation allowance, of $2,537M.  As of December 31, 2012, the Company and the Bank had a consolidated

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deferred tax asset, net of valuation allowance of $1,121M, compared to $911M at December 31, 2011.  The difference in the consolidated deferred tax asset, net of valuation allowance, from December, 2012 to June 30, 2013 is due to the change in the net unrealized gain / loss on investment securities available for sale, which has increased approximately $1.4 million.  It is imperative to note that this change is almost entirely due to the impact of market interest rates on the value (therefore, unrealized gain (loss) and deferred taxes thereon) of the Company’s AFS securities portfolio and not the result of changes in the credit quality, or the Company’s assessment of the credit quality, of the investment portfolio.  The Company’s prudently conservative liquidity position validates its ability and intent to hold these investments until a recovery of par value, which may be maturity.  Consequently, the increase in the Company’s consolidated deferred tax asset from December 31, 2012 related to investment securities available for sale is deemed realizable as of June 30, 2013.  The Company adjusted the consolidated DTA, net of its valuation allowance, to a realizable net deferred tax asset at December 31, 2012 equal to (2013 budgeted net income for the Bank X 37% = $1.15MM) less the net deferred tax liability on unrealized gains on AFS securities. The Company had recorded a consolidated valuation allowance of $12.0 million in 2011.  The detailed tax effects of temporary differences related to the deferred tax asset as of December 31, 2012 and 2011 were as follows:
	2012	2011
Deferred Tax Assets
Allowance for loan losses	$ 3,351	$ 4,880
Net operating loss from BVBC and subsidiary	9,153	7,723
Deferred Compensation	80	123
Offering Costs	180	190
Non-accrual loan interest	46	59
Other real estate owned reserve	1,178	1,215
Other	639	516
	14,627	14,716
Deferred Tax Liabilities
Accumulated depreciation	(253)	(321)
FHLBank stock basis	(557)	(511)
Accumulated appreciation on AFS securities	(29)	(89)
Prepaid intangibles	(177)	(185)
Core deposit intangible related to Unison Bancorp and subsidiary acquisition	(45)	(90)
Other	(9)	(9)
	(1,070)	(1,205)
Net deferred tax asset before valuation allowance	$13,557	$13,511
Valuation allowance	(12,436)	(12,600)
Net deferred tax asset	$ 1,121	911

The principal cause for the consolidated deferred tax asset relates to the Bank’s recorded allowance for loan losses and provision thereto, the net operating loss experienced by the Company and the Bank, as well as the valuation allowance recorded to reduce the recorded value of other real estate owned.  The increase in the allowance for loan losses was due to a provision of $21.6 million recorded in 2009 as a result of the Bank’s revision to its allowance for loan loss methodology to reflect the inherent losses in the loan portfolio as a result of the continued weakened economic

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conditions. Subsequent provisions of $3.1 million, $3.3 million and $1.2 million were recorded in the 3 years ending December 31, 2012.  The increase in provision, along with narrowed net interest margin and increased expenses related to the other real estate owned and increases to FDIC premium insurance assessments were the principal cause for the net operating loss experienced by the Company in 2009-2011.  The Company recorded consolidated net income of $395,000 for the six months ending June 30, 2013, and $267,000 in 2012 after recording a consolidated net loss of $15.8 million in 2011 (primarily as a result of the $12.6 million consolidated valuation allowance) and a net loss of $2.7 million for 2010.

The improvement in the Company’s operating results for 2012, and continuing into the six months ending June 30, 2013, has principally been the product of continued (1) managed improvement in net interest margin, (2) managed improvement in credit quality, and (3) active disposition of other real estate owned.  A persistently low interest rate environment, relatively weak economic conditions and competitive factors, has resulted in a reduction in the yield on the Company’s earning assets from pre-recessionary norms.  In response, the Bank began reducing rates offered on its deposit accounts in 2010 to reduce interest expense and improve net interest margin.   This enabled the Bank to reduce cost of funds by reducing the rates paid on core deposits as well as reduce the balance (and interest expense thereon) of non-core deposits, which redeemed upon maturity.  Further, during 2012 and 2013, the Company has managed its net interest margin percentage by growing and diversifying the investment portfolio and continuing to reduce its borrowing costs.  As a result, the Company has improved its net interest margin percentage from the low of 2.23% in 2010 to approximately 2.90% for 2011 and 2012, and to nearly 3.00% for the six months ending June 30, 2013.  Bank management continues to monitor deposit rates in the market and adjust rates on the Bank’s deposit rates.  This has had a positive impact on the Company’s net interest margin for 2011-12, and also positions the Company to realize continued future improvement in interest expense and net interest margin.

The Company had expended and continues to expend significant effort to reduce the Bank’s level of non- performing assets.  Senior management maintains a very detailed resolution plan for the Company’s non-performing assets, and maintains regular communication with the officers responsible for resolution of the non-performing assets on the status of the plans.  Data for the four years ending December 31, 2012 in the table below illustrates the impact of the asset quality issues. The past asset quality issues had a significant direct / indirect negative impact on the profitability of the Company and precipitated increased provisions for loan losses, increased OREO expenses (including valuation provisions on OREO properties held for sale), higher FDIC premiums, increased legal fees and reduced net interest margin from non-accrual loans.  Further, the Bank maintained inflated levels of liquidity, yielding significantly lower rates than alternative term investments, which resulted in a reduction in the Bank’s net interest margin.

	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	06/30/13
Total Classified Loans ($000s)	$94,485	$99,838	$70,698	$45,223	$23,155	$23,174
Foreclosed Assets HFS ($000s)	$4,783	$19,435	$20,144	$29,246	$31,936	$27,993
Total Classified Loans + OREO / RBC	110.85%	148.43%	119.45%	105.28%	75.94%	69.87%
Total Classified Loans + OREO / Tier 1 Capital	93.36%	129.10%	108.85%	96.68%	73.69%	67.81%
Provision for Loan Losses ($000s)	$17,025	$21,635	$3,095	$3,300	$1,200	$(500)
Net income (loss) before taxes ($000s)	$(14,075)	$(23,124)	$(4,303)	$(6,000)	$117	$395

The significant decrease in the Bank’s non-performing assets, coupled with a deceleration in the decline of OREO values, precipitated a reduction in expenses, including legal and OREO-related expenses in 2012 and during the six months ended June 30, 2013.  Further, as a result of the Bank’s reduction in the level of classified assets and improved profitability, the Bank’s most recent regulatory examination resulted in an improvement in its regulatory ratings, which then resulted in a reduction in annual FDIC premiums of approximately $550,000.

The majority of the deferred tax asset is the result of the net operating loss (NOL) carryforward which would reverse as the Company is able to produce net income.  The Bank’s 2013 forecast, utilizing the most likely rate scenario, indicates continued improvement in profitability resulting from the factors discussed above.  Consolidated pretax income of $1.9 million was budgeted for 2013.  For the six months ended June 30, 2013, the Company’s pre-tax net income of $395,000 has exceeded budget of $266,000; further, for the nine months ended September 30, 2013, the Company’s preliminary pre-tax net income of $1.2 million has exceeded budget of $965,000.  The Company’s reduction in non-performing assets has and will reduce the need for additional provisions for loan losses and continue the reduction in expenses related to other real estate and legal expenses.  In addition, the 2012 CAMELS rating upgrade and resultant reduction in annual FDIC premiums of approximately $550,000 is also factored into the 2013 budget.  The 2013 budget conservatively excludes an anticipated (originally anticipated for March, 2013, now under revised contract to close in December, 2013) gain on the sale of a significant foreclosed property, and the budgeted provision for loan losses conservatively excludes consideration of possible additional recoveries to the ALLL.

Based on the analysis above, the realization of the Company’s recorded $2,537M net deferred tax asset has been determined to be probable.  Further, while the realization of additional deferred tax asset resulting from future net income in subsequent years appears possible, absent the Company’s establishment of sustained earnings performance, management has concluded that the deferred tax asset, net of the

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valuation allowance, is appropriately stated as of June 30, 2013.

Note 20:  Disclosures About Fair Value of Assets and Liabilities, page F-71

15.
Comment:  Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and foreclosed assets held for sale, including any noted differences by loan type.  In your revision, please also discuss any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

Response:  The disclosure has been revised as requested.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

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